Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published the “Announcement of China Southern Airlines Company Limited on Change of Senior Management” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Chen Wei Hua and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

22 September 2022

As at the date of this announcement, the directors include Ma Xu Lun and Han Wen Sheng as executive directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y as independent non-executive directors.

Stock Code: 600029	Stock Short Name: China South Air	Notice No.: Lin 2022-051

ANNOUNCEMENT OF CHINA SOUTHERN AIRLINES COMPANY

LIMITED ON CHANGE OF SENIOR MANAGEMENT

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain any misrepresentations, misleading statements or material omission, and accept legal responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

On 22 September 2022, China Southern Airlines Company Limited (the “Company”) held the ninth meeting of the ninth session of the Board. The number of Directors supposed to be present for consideration was six, of which four attended the consideration in person. Director Han Wen Sheng did not attend the meeting due to business reasons, and authorized Director Ma Xu Lun to attend the meeting and vote on his behalf. Director Guo Wei did not attend the meeting due to business reasons, and authorized Director Gu Hui Zhong to attend the meeting and vote on his behalf. After deliberation and voting by the Directors present at the board meeting, the following resolutions were unanimously passed:

Agreed that Mr. Xie Bing appointed to be the Chief Economist of the Company for a term consistent with that of the current session of the Board;

Agreed that Mr. Wang Zhi Xue ceased to be the Deputy General Manager of the Company due to retirement.

The manners and procedures for considering the relevant resolutions were in compliance with the provisions of the Company Law and the Articles of Association of the Company.

Mr. Wang Zhi Xue confirmed that he has no disagreement with the Board and the Company, and there are no other matters in relation to his resignation that need to be brought to the attention of the shareholders of the Company. The Board would like to express its gratitude to Mr. Wang Zhi Xue for his contributions to the development of the Company during his tenure of office of the Deputy General Manager of the Company.

Opinions of the Independent Directors:

Mr. Xie Bing is legally qualified to hold the office, and his nomination procedures are in compliance with relevant laws, regulations and the Articles of Association of the Company. He is capable of meeting the responsibility requirements for the appointed position. We hereby agree the Board to appoint the above personnel.

The resignation procedures of Mr. Wang Zhi Xue are in compliance with relevant laws, regulations and the Articles of Association of the Company. We hereby agree the above resolutions of the Board.

Independent Directors: Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y

The Board of Directors of

China Southern Airlines Company Limited

22 September 2022

Attachment: Resume of Xie Bing

Xie Bing, male, born in September 1973 (aged 49), graduated from Nanjing University of Aeronautics and Astronautics, majoring in Civil Aviation Management. He subsequently received a master’s degree of business administration from the Management School of Jinan University, a master’s degree of business administration (international banking and finance) from the University of Birmingham, Britain and a MBA, an Executive Master of Business Administration (EMBA) degree from Tsinghua University, respectively. Mr. Xie is a Senior Economist. Mr. Xie has the qualification for the Secretary to the Board of companies listed on the Shanghai Stock Exchange and also has the qualification for Company Secretary of companies listed on the Stock Exchange. Mr. Xie is a fellow member and FCS of The Hong Kong Chartered Governance Institute and a member of the Chinese Communist Party. Mr. Xie began his career in July 1995 and once served as the Assistant of the Secretary to the Board of the Company. Mr. Xie has been the Secretary to the Board and Deputy Director of the Company Secretary Office from November 2007. From December 2009, Mr. Xie has been the Secretary to the Board and Director of the Company Secretary Office of the Company. For now, he also acts as Deputy Chairman, General Manager and Legal Representative of Xiamen Airlines Company Limited, Deputy President of Central Enterprises Overseas Students Sodality (中央企業留學人員聯誼會), and a Council Member of The Hong Kong Charted Governance Institute.